UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION

(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Cneter, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027 Tel: (86-10) 6492-8483
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

CHINA HYDROELECTRIC CORPORATION

FORM 6-K

China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1    Press release dated December 6, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

By:	/s/ John D. Kuhns
John D. Kuhns, Chairman and Chief Executive Officer

Date: December 7, 2011